UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)*

Safety, Income & Growth Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Jay Sugarman

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,437,275

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,437,275

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,437,275

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.7%

14	Type of Reporting Person CO

This Amendment No. 12 on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, $0.01 par value per share (the “Shares”), of Safety, Income & Growth Inc., a Maryland corporation (the “Issuer”), is being filed by iStar Inc., a Maryland corporation (“iStar”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the “Statement”).

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the shares reported in Item 5(c) was $2,795,574.63.  iStar used its working capital to make such purchases.

Item 4.	Purpose of Transaction.

iStar purchased additional Shares, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.	Interest in Securities of the Issuer.

(a)                                 As of October 26, 2018, iStar owns 7,437,275 Shares directly, or approximately 40.7% of the outstanding Shares, including 45,941 Shares issuable on October 30, 2018 under the Issuer’s management agreement with a subsidiary of iStar.

(c)                                  Since filing Amendment No. 11 to the initial Statement, iStar purchased 167,805 Shares in privately negotiated purchases and through open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.  A subsidiary of iStar that serves as the Issuer’s external manager also earned 45,941 Shares in respect of its management fee.

Date	No. of Shares		Price per Share ($)	Cost ($)
January 26, 2018	23,941		17.83	$426,868.03
January 29, 2018	10,340		17.74	$183,431.60
September 6, 2018	129,600		16.35	$2,118,960.00
September 13, 2018	3,924		16.90	$66,315.60
October 30, 2018	45,941	(1)	N/A	N/A

(1)         Represents Shares earned by a subsidiary of iStar for its services as the Issuer’s external manager as of September 30, 2018 that will be issued on October 30, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 26, 2018, iStar entered into a 10b5-1 plan under which iStar may buy, from time to time in the open market, up to approximately 220,344 shares of the Issuer’s common stock. The Issuer entered into an amended and restated ownership waiver agreement with iStar to increase the ownership limit of the Issuer’s common stock applicable to iStar from 39.9% to 41.9%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2018

iSTAR INC.

/s/ Jay Sugarman
Jay Sugarman
Chief Executive Officer